UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25375L206

(CUSIP Number)

Oleum Capital, LLC

12603 Southwest Freeway, Suite 170

Stafford, Texas 77477

(281) 407-7727

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 25375L206	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oleum Capital, LLC 61-1689569
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Montana
NUMBER OF SHARES	7.	SOLE VOTING POWER 40,800,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 40,800,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 25375L206	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry Dunken, Trustee of the Rainmaker Trust dated August 17, 2012 46-6300963
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 40,800,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 40,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 25375L206	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Gorham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 40,800,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 40,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 25375L206	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry Dunken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 40,800,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 40,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 25375L206	13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Digerati Technologies, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 3463 Magic Drive, Suite 202, San Antonio, TX 78229.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (a) Oleum Capital, LLC, a Montana limited liability company (“Oleum Capital”), (b) Terry Dunken, Trustee of the Rainmaker Trust dated August 17, 2012, a trust formed under the laws of the state of Texas (the “Rainmaker Trust”), (c) David Gorham, and (d) Terry Dunken (together the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 99.1. Information in this schedule with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Mr. Gorham and Mr. Dunken currently work as consultants for MCI Partners and are citizens of the United States of America. Oleum Capital’s and MCI Partners’ principal business is the management of investments. The Rainmaker Trust was organized to hold investment assets for its beneficiaries.

The principal business address for all Reporting Persons and MCI Partners is 12603 Southwest Freeway, Suite 170, Stafford, Texas 77477.

Mr. Gorham’s wife and children are the beneficiaries of the Rainmaker Trust which owns 60% of Oleum Capital.

Mr. Dunken is the trustee of the Rainmaker Trust. In addition, Mr. Dunken’s wife is the beneficial owner of a trust that owns 30% of Oleum Capital. Mr. Dunken is also the manager of Oleum Capital.

Except as described below, neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 25375L206	13D	Page 7 of 10 Pages

In the matter of Digerati Technologies, Inc. vs. Sonfield & Sonfield, P.C., Robert L. Sonfield, Jr., Robert Rhodes, and William McIlwain (“Defendants”), case number 2013-06483, 281st District Court, Harris County, Texas, on March 4, 2013, the Court issued a Temporary Injunction (“Temporary Injunction”) that is to remain in place until the conclusion of a trial on the merits of the case, which the Court scheduled to commence on August 5, 2013. As part of the Temporary Injunction, the Court found that irreparable harm will occur to the Issuer because it appears that assets of the Issuer (described below) have been transferred or are under imminent threat to be transferred or assigned, and therefore ordered that the Issuer (excluding Shift8 Technologies, Inc.) and Oleum Capital, the majority shareholder of the Issuer, and all persons acting in concert with them, be restrained and enjoined from transferring, conveying, assigning, destroying, or selling any assets conveyed for the benefit of the Issuer in the November 26, 2012 transaction (the “Assets”) (described in the Current Report on Form 8-K filed by the Issuer with the SEC on December 3, 2012), without prior approval of the Court, except to the extent necessary for operating in the ordinary course of business. The Issuer joined in the entry of the Temporary Injunction concerning the Assets. Through testimony in Court, it was revealed that persons purportedly acting on behalf of the Issuer’s wholly-owned subsidiary, Waste Deep, Inc. (“Waste Deep”), a Nevada corporation, received signed notices of default and foreclosure (the “Notices”), and entered into an assignment of the Assets in lieu of foreclosure (the “Assignment”) in January and/or February of this year. The Issuer asserts that it had not received the Notices or Assignment prior to the Court’s Temporary Injunction proceeding, and considers the Assignment of the Assets unauthorized and improper. These matters are under review by the Issuer.

Prior to the Temporary Injunction, the Defendants took several unauthorized actions purportedly on behalf of the Issuer, including, but not limited to filing a lawsuit against Oleum Capital, LLC (Digerati Technologies, Inc. v. Oleum Capital, LLC, Case No. 2:13−cv−00191in the United States District Court for the District of Nevada) and most recently filing an unauthorized Preliminary Schedule 14C on behalf of the Issuer with the SEC on February 15, 2013.

Some of the Defendants in the above mentioned lawsuits and entities they control have filed lawsuits against the Reporting Persons, the Issuer’s CEO and CFO and against its SEC counsel and a financial consultant who is working with the Issuer and others as follows: Rhodes Holdings, LLC et al. v. David L. Gorham et al., Cause No. 2013-CI-02253 in the 285th Judicial District Court of Bexar County, Texas, Recap Marketing and Consulting, LLP v. Gregg E. Jaclin and Christy Albeck, Cause No. 2013-05480 in the 157th Judicial District Court of Harris County, Texas, and Robert L. Sonfield, Jr., P.C. v. Christy E. Albeck and Gregg E. Jaclin, Cause No. 201305429 in the 129th Judicial District Court of Harris County, Texas. The Reporting Persons and the Issuer are seeking to work with the parties to this litigation in an effort to resolve current and prospective claims related to this litigation. It is uncertain whether, how or when these claims may be resolved.

Item 3. Source and Amount of Funds or Other Consideration

On November 26, 2012 (the “Effective Date”), Oleum Capital received 408,000 shares of the Issuer’s Series A Preferred Stock in exchange for 4,080 shares of common stock of Waste Deep, pursuant to the terms of the Agreement and Plan of Reorganization dated November 15, 2012, among the Issuer, Waste Deep and the security holders of Waste Deep (the “Reorganization Agreement”). Waste Deep is the sole owner of two oil field service companies operating in the area of the Bakken shale formation, Dishon Disposal, Inc. and Hurley Enterprises, Inc.

Pursuant to the terms of the Reorganization Agreement, the Issuer acquired all of the issued and outstanding shares of Waste Deep common stock, making Waste Deep a wholly-owned subsidiary of the Issuer. Each share of Waste Deep common stock was exchanged for 100 shares of the Issuer’s Series A Preferred Stock on the Effective Date. In connection with the acquisition of Waste Deep common stock, on the Effective Date, the Issuer issued 586,076 shares of Series A Preferred Stock that are convertible into 58,607,000 shares of the Issuer’s Common Stock to the stockholders of Waste Deep. Each share of Series A Preferred Stock will be automatically converted to Common Stock upon the occurrence of an increase in authorized Common Stock to a sufficient number so as to enable the conversion of all outstanding shares of Series A Preferred Stock. The current conversion ratio of the Series A Preferred Stock is 100 shares of Common Stock for every share of Series A Preferred Stock.

CUSIP No. 25375L206	13D	Page 8 of 10 Pages

The Reporting Persons received 408,000 of the 586,076 shares of Series A Preferred Stock issued in the Reorganization. The Reporting Persons also received 1,000,000 shares of Series E Preferred Stock as consideration for the shares of Waste Deep. The issued and outstanding shares of Series E Preferred Stock, voting as a class, have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that Oleum Capital, as the holder of the outstanding shares of Series E Preferred Stock, shall always constitute two-thirds of the voting rights of the Corporation. Except as otherwise required by law or by the Articles of Incorporation, the holders of shares of Common Stock and Series E Preferred Stock shall vote together and not as separate classes.

All shares were issued in the exchange pursuant to the Reorganization Agreement were issued without registration in reliance on the exemption in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4.

On December 23, 2012, Oleum Capital, LLC, by written consent as the majority shareholder of the Issuer, voted to remove William E. McIlwain and Kelley V. Kirker as directors of the Issuer and elect Arthur L. Smith as Chief Executive Officer, President, and Secretary of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this statement, Oleum Capital is the record holder of 408,000 shares of Series A Preferred Stock, convertible into 40,800,000 Common Stock shares, representing 95.4% of the outstanding shares. This ownership percentage is based upon the 1,985,635 shares of Common Stock outstanding as of December 21, 2012, as reported in the Issuer’s Form 10-Q filed on December 26, 2012, together with the 40,800,000 Common Stock shares that will be issued upon conversion of 408,000 shares of Series A Preferred Stock held by Oleum Capital. For purposes of this report, the Reporting Persons have deemed the shares converted pursuant to Rule 13d-3(d)(1)(i) because the shares were acquired in a transaction that had the effect of changing the control of the Issuer.

Each of the Reporting Persons, other than Oleum Capital, disclaim beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Person, and the filing of this schedule shall not be construed as an admission that the Reporting Person is the beneficial owner of any such securities.

(b) The Reporting Persons share voting and dispositive power over the 40,800,000 Shares that Oleum Capital owns.

CUSIP No. 25375L206	13D	Page 9 of 10 Pages

(c) There have been no transactions in the class of securities reported on that were effected during the past sixty days prior to the date of this filing. See Item 3 for more information, which is incorporated by reference in this Item 5.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 are incorporated by reference into this Item 6. Except as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Ex. 99.1 -	Joint Filing Agreement

Ex. 99.2 -	Agreement and Plan of Reorganization dated November 15, 2012, among Digerati Technologies, Inc., Waste Deep, Inc., and the security holders of Waste Deep, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 3, 2012).

CUSIP No. 25375L206	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2013

Oleum Capital, LLC

/s/ Terry Dunken
Name: Terry Dunken Title: Manager

Terry Dunken, Trustee of the Rainmaker Trust dated August 17, 2012

/s/ Terry Dunken
Name: Terry Dunken Title: Trustee

/s/ David Gorham
Name: David Gorham

/s/ Terry Dunken
Name: Terry Dunken